SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

UPM-Kymmene Corporation Company Release June 5, 2007 at 15:01

UPM RECORDS GOODWILL IMPAIRMENT CHARGE IN MAGAZINE PAPERS

AND WRITES OFF ASSETS OF MIRAMICHI PAPER MILL

UPM will record an impairment charge of the Magazine Papers’ goodwill and write off the remaining carrying value of the Miramichi paper mill’s production facilities in the second quarter. The Company’s view of the magazine paper demand development remains unchanged and it expects good demand for magazine papers to continue.

UPM has carried out the testing of goodwill of the Magazine Papers according to IAS 36. Based on the outcome, UPM will record an impairment charge of approximately EUR 350 million from the goodwill. The primary drivers for the impairment relate to lower-than-forecast realized magazine paper price and the adverse development of exchange rates, especially the US dollar. Due to the impairment, deferred tax liabilities will be decreased by approximately EUR 25 million.

The total amount of the Magazine Papers’ goodwill at the end of December 2006 was EUR 915 million, out of which EUR 492 million related to the company’s North American acquisitions.

As the profitability of the Miramichi mill has continued to be unsatisfactory, UPM has today announced of the decision to shut down the mill for 9 to 12 months and to write off the remaining carrying value, approximately EUR 20 million, of the paper mill’s production facilities.

Due to the weakening of the Miramichi mill’s prospected financial development, all of the deferred tax assets cannot be carried in the balance sheet according to the IAS 12. Consequently, UPM will write down approximately EUR 40 million of deferred tax assets.

Summary of the estimated bookings in the second quarter with no cash effect:

Write-off of the production facilities of the Miramichi

paper mill	EUR -20 million

Write-down of the deferred tax asset in Canada	EUR -40 million
Impairment of Magazine papers’ goodwill	EUR -350 million
Decrease of deferred tax liabilities	EUR 25 million

Total	EUR -385 million

Included in operating profit	EUR -370 million
Included in income taxes	EUR - 15 million

For further information please contact: Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 2041 50011 UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations